SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, DC  20549

                           FORM 12B-25

Commission File Number: 33-95606

                     NOTIFICATION OF LATE FILING

Check One):  [   ]Form 10-K   [   ]Form 11-K   [   ]Form 20-F
[X]Form 10-Q   [   ]Form N-SAR
For Period Ended:  September 30, 1996

[  ] Transition Report on Form 10-K      [  ] Transition Report on
Form 10-Q
[  ] Transition Report on Form 20-F      [  ] Transition Report on
Form N-SAR
[  ] Transition Report on Form 11-K
For the Transition Period Ended: n.a.

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



Part I.  Registrant Information

Full name of registrant:
Mile High Brewing Company

Former name if applicable:  n.a.

Address of principal executive office:
2401 Blake Street
Denver, Colorado  80205

Part II.  Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.  Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

The registrant respectfully requests that it be granted a five calendar day extension for the filing of its quarterly report on Form 10-QSB for the third quarter of 1996, which report is due on November 14, 1996. The registrant is not able to file the report when due because on September 26, 1996, the Company filed a Form 8-K in connection with its execution of a non-binding letter of intent with The UB Group of Bangalore, India relating to The UB Group's proposed investment of $9.0 million in cash along with certain other non-cash intangible consideration into the entity resulting from the proposed consolidation of the Company with its affiliates, Willamette Valley, Inc. Microbreweries across America, Aviator Ales, Inc., Bayhawk Ales, Inc., Nor'Wester Brewing Company, Inc. and North Country Brewing Company, LLC. This proposed investment transaction has caused delays in financial reporting and created uncertainties and contingencies related to accounting and other disclosures that needed to be resolved prior to filing the Company's form 10-QSB including, but not limited to, the Company's decision to terminate its ongoing Common Stock offering.

Part IV.  Other Information

(1) Name and telephone number of person to contact in regard to this notification

Name: Scott Stone              Telephone number: (503) 232-9771

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                 [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                 [X] Yes [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                           Nine Months Ended
                                              September 30,
                                           1996          1995
                                        -----------   -----------
Net revenues                            $1,289,072        43,978
Cost of sales                            1,517,166        33,186
                                        -----------   -----------
Gross profit (deficit)                    (222,094)       10,792
Selling, general and administrative        522,675       452,563
                                        -----------   -----------
Loss from operations                      (750,769)     (441,771)

Net loss                                  (992,352)     (374,516)
                                        ===========   ===========


Earnings for the Nine months ended September 30, 1996, decreased by 165% compared to the same period in 1995. While net sales increased 2,831% from September 30, 1995 to September 30, 1996, cost of sales increased 4,472% for the same period, reflecting the disproportionate cost of production for goods sold during a period when the facility is operating at less than its maximum designed capacity, as well as development-stage production costs such as recipe testing. Selling, general and administrative expenses have also increased 15% for the comparable period due to higher management and administrative support required when the Company commenced operations.

Name of registrant as specified in charter:
Mile High Brewing Company

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 1996       By: Jim Bernau, President









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